082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 JUL -9 A 7:20

Santos

SUPPL

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	2/07/2009 8:31:22 AM	**No of pages:**	**1 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 7227

TEST ONLY

09046473

7/9

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Comm**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	2/07/2009 8:34:36 AM	**No of pages:**	**1 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881167300

TEST

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

2 July 2009

Santos increases strategic coal seam gas position in Gunnedah Basin

Santos today announced the next major step in its Australian coal seam gas (CSG) strategy with the acquisition of significant additional acreage in the Gunnedah Basin in northern New South Wales and an investment in leading local CSG company, Eastern Star Gas Limited (ESG).

Key elements of the $476 million transaction include:

- the acquisition by Santos of Gastar Exploration Limited's 35% interest in various Gunnedah Basin exploration permits and production areas operated by ESG for $300 million;
- the acquisition by Santos of a 19.99% interest in ESG from Hillgrove Resources Limited for $176 million[1].

Santos and ESG's combination of operated CSG permits in the Gunnedah Basin will cover a total area of around 63,000 square kilometres. The resource potential of this area is estimated to exceed 50 trillion cubic feet. The combination will consolidate the leadership position of both Santos and ESG among the 15 companies active in CSG acreage in NSW.

Santos entered the Gunnedah Basin in 2007 and is currently undertaking a 23-well drilling program. ESG began exploring the area in late 2002 and is widely recognised as the leading independent explorer in the region.

The transaction announced today builds upon this presence and provides a basis for each party to work together to accelerate the development of the region and a range of commercialisation opportunities, including domestic gas supply, power generation and future LNG options.

Santos Chief Executive David Knox said: "This is a significant step in our Gunnedah Basin strategy. Combining the proven CSG expertise of Santos and Eastern Star with the ability of Santos to deliver major projects and develop various channels to market will advance the region's potential as Australia's next major CSG province – bringing jobs and investment to the area."

"We look forward to working with ESG towards this goal," he said.

Mr Knox said the development of NSW's abundant coal seam gas resources presented an exciting opportunity to deliver "carbon light" gas fired power generation.

ESG's Chief Executive David Casey said: "We are excited to welcome one of Australia's largest CSG players as a joint venture partner and strategic shareholder in what is a major milestone for ESG. We have said before that ESG is market constrained rather than resource constrained – we expect that this transaction will play a key part in removing that constraint and unlocking value for both parties."

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

The consideration being paid to Gastar equates to $0.66 per GJ of current 3P reserves. Santos will pay a further $20 million to Gastar if ESG meets certain reserve targets by 31 December 2009.

Santos' acquisition of a 19.99% interest in ESG represents a strategic investment that will align the interests of the respective joint venture partners. Santos will pay $176 million[1] for the interest, equating to a price of $1.00 per ESG share. Santos has agreed to make an additional payment to Hillgrove in the event that any party completes the acquisition of a beneficial interest of more than 50% in ESG at a price in excess of $1.00 per share within 18 months.

Combined Gunnedah Basin positions


Queensland
PEL 6
PEL 427
PEL 428
New South Wales
PPLA 6
PPL 3
PAL 2
PEL 434
PEL 238
PEL 450
PEL 12
PEL 1
PEL 462
PALA 5
PEL 433
PEL 452
PEL 456
Santos Operated / Farm-in Acreage
ESG Operated Acreage
ESG Farm-in Blocks
SYDNEY

[1] Includes $3.6m paid to exercise 23.5m options with a $0.15 exercise price and October 2009 maturity. See Transaction Summary for further detail.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Transaction Summary

Acquisition of Gastar's interests	
At completion	
Offer consideration for Gastar's 35% interest at completion	A$300m
Proportionate interest in PEL 238 3P reserves	455PJ
EV / 3P	**$0.66 / GJ**

Transaction metrics on an economic interest basis	
At completion	
Offer consideration for Gastar's 35% interest at completion	A$300m
Offer consideration for 19.99% of ESG	A$176m
Total cash consideration at completion	**A$476m**
Less economic interest in net cash[2]	(A$15m)
Transaction EV	**A$461m**
PEL 238 3P reserves	1,300PJ
Economic interest in PEL 238 3P reserves[3]	624PJ
EV / 3P	**$0.74 / GJ**

[2] Adjustment for 19.99% economic interest in ESG cash and liquid assets. Calculated as cash on balance sheet as at 31 March 2009 plus value of Orion Petroleum shares (based on 20 day VWAP to 30 June 2009) plus cash received upon exercise of outstanding options.
[3] Calculated as 35% direct interest acquired from Gastar plus 19.99% of ESG's 65% interest.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

About Santos

Santos is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, and Kyrgyzstan. Santos is one of Australia's largest domestic gas producers, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers. Through its interest in the Darwin LNG project, Santos is already a producer of liquefied natural gas which is exported to customers in Japan.

About Eastern Star Gas

ESG is focused on exploration, development and production of coal seam gas in Australia. Key assets of the company include a 65% interest in the following assets:

- CSG exploration acreage associated with PEL 238, 433 & 434.
- Wilga Park Power Station, for which ESG has received Major Project status and approval to expand the generating capacity from 11 MW to 40 MW; and the
- PAL 2 CSG pilot production area (with tie-back to Wilga Park power station).

The remaining 35% is currently held by Gastar and is to be acquired by Santos.

ESG's main activity, the Narrabri Coal Seam Gas Project, is located in PEL 238 adjacent to the township of Narrabri in the state of New South Wales Australia. ESG is the operator of PEL 238, which covers 9,100 kms² (2.25 million acres) of the Gunnedah Basin and is the most lightly explored portion of the Bowen-Gunnedah-Sydney Basin complex that presently supplies a large proportion of Australia's coal seam gas production. Production testing is underway at two locations (Bibblewindi and Bohena) and, on the basis of the production pilots and the first four coreholes drilled in the Dewhurst area, 2P gas reserves of 336PJ and 3P gas reserves of 1,300PJ were independently certified as at 30 September 2008.

About Hillgrove Resources

Hillgrove is an Australian resources company listed on the Australian Securities Exchange (ASX: HGO) focused on developing its Indonesian, South Australian and Queensland base and precious metals projects. The Company is targeting the discovery of world class epithermal gold and porphyry copper/gold deposits in Eastern Indonesia.

Hillgrove's flagship development is the Kanmantoo Copper Gold Project, located less than 60km from Adelaide. Kanmantoo currently hosts a Mineral Resource of 32.2Mt (2.3MT Measured, 22.5MT Indicated and 7.4MT Inferred) grading 0.9% copper and 0.20g/t gold, containing 292,200 tonnes of copper, 191,100 ounces of gold and 3,313,600 ounces of silver. With production targeted for the first quarter of 2011, Kanmantoo will be a 2Mt p.a. open-cut mine producing approximately 17,000 tonnes of copper in concentrate and 8,000 ounces of gold per annum.

About Gastar Exploration

Gastar Exploration Ltd. is an exploration and production company focused on finding and developing natural gas assets in North America. The Company pursues a strategy combining deep natural gas exploration and development with lower risk CSG and shale resource development. The Company owns and operates exploration and development acreage in the deep Bossier gas play of East Texas and Marcellus Shale play in West Virginia and Pennsylvania. Gastar's CSG activities are conducted within the Powder River Basin of Wyoming.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Janine Johnson	**Return Fax:**	
Date:	26/06/2009 10:12:14 AM	**No of pages:**	**3 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165922

STOCK CODES

ASX: STO
NASDAQ: STOSY
SECURITIES EXCHANGE COMMISSION: REF # 82-34

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	7 April 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BT Portfolio Services Limited <The Coates Investment A/C>, held by Coates Investments Pty Ltd as trustee for The Coates Investment Trust, of which the director is a 50% beneficiary
Date of change	23 June 2009
No. of securities held prior to change	9, 072 fully paid ordinary shares (NED Share Plan) 3,796 fully paid ordinary shares (direct interest)
Class	Fully paid ordinary shares
Number acquired	4,727 fully paid ordinary shares (indirect interest)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.70 per share

Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	9,072 fully paid ordinary shares (NED Share Plan) 3,796 fully paid ordinary shares (direct interest) 4,727 fully paid ordinary shares (indirect interest)
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Off market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Janine Johnson	**Return Fax:**	
Date:	30/06/2009 9:45:40 AM	**No of pages:**	17 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165922

STOCK CODES:

ASX: STO
NASDAQ: STOSY
SECURITIES EXCHANGE COMMISION: REF # 82-34

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**6,949**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Issue of ordinary shares for the purposes of Santos Limited Non-Executive Director Share Plan.** **Shares are restricted until the earlier of:** **(a) the date on which the participating non-executive director ceases to be a director of the company;** **(b) 10 years from the allocation date (or such other period as the Board may prospectively determine may apply); or** **(c) approval at the Board's discretion if, after the second anniversary of the allocation date, an application is made by a participating director to the Board for the cessation of restrictions due to exceptional grounds.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**

5	Issue price or consideration	**$14.2552 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of shares to directors participating in the Non-Executive Director Share Plan pursuant to the terms of the Plan and in accordance with prior elections made by participating directors.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**29 June 2009**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

829,581,162	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
66,408	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,829,255	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
360,350	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
45,854	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

New issue announcement,

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

---

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 29 June 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	7 April 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 June 2009
No. of securities held prior to change	2,017 fully paid ordinary shares (NED Share Plan) 47 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	343
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.2552 per share

No. of securities held after change	2,360 fully paid ordinary shares (NED Share Plan) 47 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Non-Executive Director (***NED***) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	16 June 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder: S Gerlach Pty Ltd. The director is a shareholder and director of the registered holder. Registered holder: Invia Custodian Pty Ltd for the Gerlach Super Fund. The director is a beneficiary of the Gerlach Super Fund.
Date of change	29 June 2009
No. of securities held prior to change	7,397 fully paid ordinary shares (NED Share Plan) 182 full paid ordinary shares (direct interest) 62,113 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	1,144
Number disposed	Nil
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$14.2552 per share

No. of securities held after change	8,541 fully paid ordinary shares (NED Share Plan) 182 fully paid ordinary shares (direct interest) 62,113 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Retail Non Executive Director (***NED***) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	16 June 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 June 2009
No. of securities held prior to change	4,450 fully paid ordinary shares (NED Share Plan) 6,221 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	802
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.2552 per share

No. of securities held after change	5,252 fully paid ordinary shares (NED Share Plan) 6,221 fully paid ordinary shares
Nature of change Example: on market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non Executive Director (***NED***) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	23 June 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BT Portfolio Services Limited <The Coates Investment A/C>, held by Coates Investments Pty Ltd as trustee for The Coates Investment Trust, of which the director is a 50% beneficiary
Date of change	29 June 2009
No. of securities held prior to change	9, 072 fully paid ordinary shares (NED Share Plan) 3,796 fully paid ordinary shares (direct interest) 4,727 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	1,907
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.2552 per share

No. of securities held after change	10,979 fully paid ordinary shares (NED Share Plan) 3,796 fully paid ordinary shares (direct interest) 4,727 fully paid ordinary shares (indirect interest)
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Non Executive Director (***NED***) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	16 June 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Kindale Pty Ltd as trustee of the Borda Super Fund, of which the director is a beneficiary.
Date of change	29 June 2009
No. of securities held prior to change	15,969 fully paid ordinary shares (NED Share Plan) 6,893 fully paid ordinary shares (direct interest) 35,397 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	2,753
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.2552 per share

No. of securities held after change	18,722 fully paid ordinary shares (NED Share Plan) 6,893 fully paid ordinary shares (direct interest) 35,397 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non Executive Director (***NED***) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

30 June 2009

Santos to delist its ADRs from NASDAQ

Santos Limited today announced its intention to delist its American Depositary Receipts (ADRs) from the NASDAQ Stock Market (NASDAQ) in the United States.

Santos ADRs have been listed on NASDAQ since 1981. As a foreign issuer whose securities or underlying ADRs were listed on NASDAQ before 5 October 1983, Santos has to date been exempt from registering its securities or ADRs under the US Securities Exchange Act of 1934, as amended (US Securities Exchange Act). This exemption expires on 1 August 2009.

Santos has advised NASDAQ of its intention to voluntarily delist. The delisting is expected to be effective on 31 July 2009. Following the delisting, Santos ADRs will be eligible for trading on the over-the-counter market in the United States and will continue to be eligible for book-entry settlement in the Depositary Trust Company. Santos' ordinary shares will continue to be traded on the Australian Securities Exchange.

Santos Executive Vice President & Chief Financial Officer Peter Wasow said: "Over the last year, our average ADR trading volume has been less than one percent of the total trading volume in our shares."

"We have therefore determined that the additional cost and administrative burden of seeking to register our securities or underlying ADRs under the US Securities Exchange Act to maintain our NASDAQ listing is not in the best interests of all our shareholders," Mr Wasow said.

Santos remains committed to its US investors and intends to maintain a full investor communications programme in North America.

Santos will continue to publish its Annual Report and investor communications on its website at www.santos.com.

Citibank is Santos' ADR Depositary Bank. For ADR enquiries, please contact Citibank ADR Shareholder Services at 1-877-CITIADR (1-877-248-4237) during normal business hours (08:30 AM – 6:00 PM New York time).

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)